04002602

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53244

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Milestone Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1775 Eye Street, NW Suite 800
(No. and Street)

Washington (City) DC (State) 20006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eugene S. Weil 202-367-3000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

2 Hopkins Plaza, Suite 700 (Address) Baltimore (City) MD (State) 21201 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 05 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

District of Columbia, ss:

OATH OR AFFIRMATION

I, Eugene S. Weil, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Milestone Advisors LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]

Signature

Managing Director

Title

[signature]

Notary Public

My Commission Expires August 14, 2005

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) ~~Statement of Changes in Financial Condition.~~ **Statement of Cash Flows**
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Report of

Independent Certified Public Accountants

Milestone Advisors LLC

December 31, 2003

CONTENTS

	Page
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS	3
FINANCIAL STATEMENTS	
STATEMENT OF FINANCIAL CONDITION	5
STATEMENT OF INCOME	6
STATEMENT OF MEMBER'S EQUITY	7
STATEMENT OF CASH FLOWS	8
NOTES TO FINANCIAL STATEMENTS	9
SUPPLEMENTARY INFORMATION	
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION	14
STATEMENT REGARDING RULE 15c3-3	15
INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5	16

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Boards of Directors
Milestone Advisors LLC

We have audited the accompanying statement of financial condition of Milestone Advisors LLC (the Company) (a Delaware Company) as of December 31, 2003 and the related statements of income, member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Milestone Advisors LLC as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 14 and 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GRANT THORNTON LLP

New York, New York
February 13, 2004

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

FINANCIAL STATEMENTS

Milestone Advisors LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS	
Cash	$ 819,277
Accounts receivable	1,263,614
Due from clearing broker	585,639
Investments	62,000
	$2,730,530

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accrued liabilities	$ 38,100
Deferred revenue	184,569
Due to affiliate	943,390
	1,166,059
COMMITMENTS AND CONTINGENCIES	-
MEMBER'S EQUITY	1,564,471
	$2,730,530

The accompanying notes are an integral part of these financial statements.

Milestone Advisors LLC

STATEMENT OF INCOME

Year ended December 31, 2003

Revenues:	
Advisory fees	$5,683,779
Commissions	2,053,332
Reimbursed expenses	153,833
Interest	8,782
	7,899,726
Expenses:	
Compensation and benefits	3,462,233
Administrative expenses	1,051,591
Travel and entertainment	352,078
Occupancy	87,784
Clearing fees	56,645
	5,010,331
NET INCOME	$2,889,395

The accompanying notes are an integral part of these financial statements.

Milestone Advisors LLC

STATEMENT OF MEMBER'S EQUITY

Year ended December 31, 2003

Member's equity, January 1, 2003	$ 374,390
Distributions	(1,699,314)
Net income	2,889,395
Member's equity, December 31, 2003	$ 1,564,471

The accompanying notes are an integral part of these financial statements.

Milestone Advisors LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2003

Increase (decrease) in cash	
Cash flows from operating activities	
Net income	$ 2,889,395
Adjustments to reconcile net income to net cash provided by operating activities	
Warrants received as consideration for advisory fees	(62,000)
Changes in assets and liabilities	
Accounts receivable	(1,100,852)
Due from clearing broker	(278,952)
Accrued liabilities	27,402
Deferred revenue	56,173
Due to affiliates	973,390
Net cash provided by operating activities	2,504,556
Cash flows from financing activities	
Distributions	(1,699,314)
NET INCREASE IN CASH	805,242
Cash at beginning of year	14,035
Cash at end of year	$ 819,277

The accompanying notes are an integral part of these financial statements.

Milestone Advisors LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2003

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Milestone Advisors LLC, a Delaware Limited Liability Company (the Company) was formed on March 16, 2001 as a Delaware corporation under the name QWR Advisers, Inc. The Company was capitalized with an initial capital contribution of $15,000 by QWR I LLC, the Company's sole member, on March 16, 2001 and an additional $15,000 contribution on July 2, 2001. Subsequently, the Company converted to a limited liability company on September 26, 2001. On July 30, 2002, ownership of the Company was transferred to Milestone Merchant Partners, LLC (MMP) and QWR I LLC became a member in MMP. The Company is a broker-dealer in securities under the Securities Exchange Act of 1934 (the Act) and is a non-clearing member of the National Association of Securities Dealers, Inc. (NASD). The Company does not carry any customer accounts and is accordingly exempt from the Act's Rule 15c3-3 (the Customer Protection Rule) pursuant to provision K(2)ii of the Rule.

In addition to the broker-dealer services, the Company engages in investment banking services which include providing financial advisory services to institutional customers, advising and arranging capital sourcing, and assistance with mergers and acquisitions. The Company operates from leased facilities located in Washington, D.C., Short Hills, NJ, Miami, FL and Pittsburgh, PA provided by its sole member, MMP.

Allocation of Expenses

The Company has an expense sharing agreement with MMP, whereby MMP incurs overhead and administrative costs on behalf of the Company. These expenses are then allocated to the Company.

Revenue Recognition

The Company uses the accrual method of accounting and recognizes revenue in the period in which the services have been provided, the revenue is fixed and determinable and collectiblity is reasonably assured.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Revenue Recognition - continued

Advisory fees represent fees arising from securities offerings for which the Company acts as an agent and fees earned from providing merger and acquisition advisory services. These fees are recognized at the time the transactions are completed and the income is reasonably determinable. Retainer fees received in advance are deferred and recognized as revenue ratably over the term of the contract as services are performed.

Reimbursed expenses are fees earned for expenses incurred by the Company during the performance of services related to advisory contracts.

Commissions are earned for introducing customers' security purchases and sales to the Company's clearing firm, and are recorded on a trade-date basis.

Collectibility of Accounts Receivable

The Company does not maintain an allowance for doubtful accounts because based on management's estimates of the creditworthiness of its clients, analysis of subsequent changes in contracts, analysis of delinquent accounts, the payment histories of the accounts and management's judgment with respect to current economic conditions and in the opinion of management, is not required. Should business conditions deteriorate or any major client default on its obligations to the Company, an allowance may need to be established, which would have a negative impact upon the Company's operations. The allowance for doubtful accounts would be an estimate established through charges to administrative expenses.

Investments

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Due from Clearing Broker

The Company maintains an account with Citigroup Global Markets Inc. (Citigroup) for the purpose of executing customer security purchases and sales. All trades are settled with institutional customers daily on a delivery versus payment basis and the Company does not hold any securities. Citigroup requires the Company to maintain its account in excess of $250,000.

Income Taxes

As a single member limited liability company, the Company is required to report, all items of income, credit, deduction, and loss in the tax returns of the Company's sole member. Accordingly, no federal income taxes are provided for by the Company.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and reported revenues and expenses. Actual results could differ from those estimates.

Statement of Cash Flows

For the purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

NOTE B - RELATED PARTY TRANSACTIONS

In accordance with an expense sharing agreement, the Company recognizes the expenses incurred by MMP on the Company's behalf as operating expenses. The total amount of such expenses recognized was $4,918,390.

NOTE C - INVESTMENTS

As partial payment for advisory services, the Company received two warrants to purchase an aggregated amount of 99,800 shares of common stock of a company in the mortgage banking business. These warrants have an exercise price of $10 and expire after October 3, 2008. Management has estimated the value of these warrants at $62,000.

NOTE D - NET CAPITAL REQUIREMENT

As a registered broker-dealer under the Securities and Exchange Act of 1934 ("the Act") and member of the NASD, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 of the Act. The Company is required to maintain minimum net capital, as defined, of 6 2/3% of aggregate indebtedness or $5,000, whichever is greater. Proprietary accounts held at the clearing broker ("PAIB assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker which requires, among other things, for the clearing broker to perform a computation for PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3.

Net capital and aggregate indebtedness change from day-to-day, but as of December 31, 2003, the Company had net capital of $238,857, which exceeded minimum net capital requirements by $161,120.

NOTE E - CONCENTRATION OF REVENUE

For the year ended 2003, two customers accounted for 32% and 21%, respectively, of advisory fees.

SUPPLEMENTARY INFORMATION

Milestone Advisors LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2003

Net capital	
Member's equity	$1,564,471
Deductions for non-allowable assets	
Accounts receivable	1,263,614
Investments	62,000
	1,325,614
Net capital	238,857
Minimum net capital requirement - the larger of 6 2/3% of aggregate indebtedness of $1,166,059 or minimum net capital requirement $5,000	77,737
Excess net capital	$ 161,120
Ratio of aggregate indebtedness to net capital	4.882 to 1
Schedule of aggregate indebtedness	
Accrued liabilities	$ 38,100
Deferred revenue	184,569
Due to affiliate	943,390
	$1,166,059

No material differences exist between the above computation and the computation included in the Company's unaudited Form X-17 A-5 Part IIA filing.

Milestone Advisors LLC

STATEMENT REGARDING RULE 15c3-3

December 31, 2003

The Company is exempt from Rule 15c3-3 of the Securities Exchange Commission under paragraph K(2)ii of the rule.

Grant Thornton

Accountants and Business Advisors

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

Board of Directors
Milestone Advisors, LLC

In planning and performing our audit of the financial statements and supplementary schedules of Milestone Advisors, LLC (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control, and of the practices and procedures referred to in the previous paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America.

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Security Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended and should not be used by anyone other than these specified parties.

GRANT THORNTON LLP

New York, New York
February 13, 2004

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International
© 2002 Grant Thornton LLP
All rights reserved

60 Broad Street
New York, NY 10004
T 212-422-1000
F 212-422-0144
W www.grantthornton.com